

August 10, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Mr. David Stork
Senior Vice President and General Counsel
JELD-WEN Holding, Inc.
440 S. Church Street, Suite 400
Charlotte, NC 28202

   Re: JELD-WEN Holding, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed August 1, 2016
     File No. 333-211761

Dear Mr. Stork:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2016 letter.

<u>General</u>

1. Please update your financial statements for the quarter ending June 30, 2016 in accordance with Rule 3-12 of Regulation S-X.

2. We note that while "Liability to Pre-IPO Stockholders' is included in the pro forma table on page 14 and the capitalization table on page 47, it is not included in the pro forma table on page 53. Please revise.

Prospectus Summary, page 1

Summary Risk Factors, page 9

3.   Please revise this section to include a discussion of the risks associated with the Tax
        Receivable Agreement.

The Offering, page 11

4.   Please revise your discussion of the Tax Receivable Agreement to quantify the range of
        future payments to Pre-IPO stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results, Page 71

5.   We note your response to comment 14 in our letter dated June 27, 2016 and your revised
        disclosure. Please address the following items:

    •   Please explain how your disclosure that you recorded a significant valuation allowance
        benefit in 2013 reconciles with the valuation allowance rollforward table on page F-31.
        Furthermore, we note from your disclosure on page F-31 that "changes to existing
        valuation allowance" of $71 million appears to have the most material impact on the
        valuation allowance fluctuation between 2014 and 2013 yet such changes have not been
        explained. Please revise your disclosure to address this comment.

    •   It remains unclear how a reduction in pension liabilities classified in other comprehensive
        income would have an impact on your effective tax rate. Please clarify.

Notes to Consolidated Financial Statements

Note 19 – Income Taxes, Page F-29

6.   We note your response to comment 13 in our letter dated June 27, 2016. Please revise
        your disclosure to discuss the nature of the Managing Agreement and the impact it has on
        the uncertain tax positions and operations as you have provided in your response.

7.   Please tell us why the valuation allowance data is different in the income tax rate
        reconciliation table on page F-29 and the valuation allowance rollforward table on page
        F-31 for all periods presented.

Note 21 – Convertible Preferred Shares, Page F-36

8.   We note from your disclosure that share recapitalization, including the conversion of all outstanding shares of your Series A Convertible Preferred Stock into shares of your common stock, will be completed immediately prior to the consummation of this offering. We further note that these convertible preferred shares have a preferred dividend of 10% which accrue continually and compound annually whether or not they have been declared and whether or not there are funds available for the payment. Please tell us and disclose the specific terms of the share recapitalization related to these cumulative undeclared and unpaid preferred stock dividends which totaled $325 million as of December 31, 2015.

Note 24 – Stock Compensation, Page F-40

9.   We note your response to comment 41 in our letter dated June 27, 2016. Please continue to update the estimated fair values of your common stock and subsequent equity grants through effective date of the registration statement as applicable.

Consolidated Balance Sheets, Page F-68

10.   We note your response to comment 36 in our letter dated June 27, 2016. Please disclose the amount of your allowance for doubtful accounts as of the most recent interim balance sheet date in accordance with ASC 310-10-50-4. Please also consider providing a rollforward of the allowance for doubtful accounts, similar to the disclosure on Page F-19, so that investors have better insight into any significant changes to your allowance during interim periods.

        You may contact SiSi Cheng (Staff Accountant) at 202-551-5004 or Melissa Rocha (SACA) at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Mark Hayek
       Fried, Frank, Harris, Shriver & Jacobson LLP